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SECURITI 10029756 SSION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 120

SEC FILE NUMBER
8-52275

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor
(No. and Street)

New York (City) | New York (State) | 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri | (212) 651-6023 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Granieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Jane Street Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICKIANA ARIAS
Notary Public, State of New York
NO:01-AR6203348
Qualified in King County
Commission Expires, April, 06,20 13

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

JANE STREET CAPITAL, LLC

(a wholly-owned subsidiary of Jane Street Holding, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JANE STREET CAPITAL, LLC

CONTENTS
December 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Capital, LLC

We have audited the accompanying statement of financial condition of Jane Street Capital, LLC (the "Company") (a wholly-owned subsidiary of Jane Street Holding, LLC) as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Capital, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2010

JANE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	2,565,496
Securities owned, at fair value:		
Equities		4,210,070,050
Options		71,817,182
Corporate bonds		240,139,851
Municipal bonds		36,693,872
Government bonds		5,049,793
Foreign sovereign bonds		18,666,109
Due from brokers		132,498,906
Due from affiliates		17,673,014
Fixed assets (net of accumulated depreciation of $16,121,549)		11,222,936
Other assets		2,009,584
Total assets	$	4,748,406,793
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Securities sold, not yet purchased, at fair value:		
Equities	$	3,594,390,221
Options		91,848,707
Corporate bonds		253,443,320
Municipal bonds		13,692,140
Government bonds		116,528,428
Foreign sovereign bonds		67,659,838
Due to Parent		49,719,670
Accrued expenses and other liabilities		9,847,795
Total liabilities		4,197,130,119
Member's equity		551,276,674
Total liabilities and member's equity	$	4,748,406,793

See Notes to Statement of Financial Condition

1. Nature of operations

Jane Street Capital, LLC (the "Company"), a Delaware limited liability company, a wholly-owned subsidiary of Jane Street Holding, LLC (the "Parent"), is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, and trades for its own account and is a market maker on the NYSE-Arca Exchange. The Company is a member of the BATS Exchange, the Chicago Mercantile Exchange and the NYSE-Arca Exchange.

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Securities owned and Securities sold, not yet purchased, at fair value

Authoritative Accounting Guidance ("Guidance") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Securities owned and securities sold, not yet purchased, excluding options owned and options sold, not yet purchased, are valued at their market prices. Options owned and options sold, not yet purchased, are valued at the average of the last bid and ask prices at December 31, 2009. Where no bid and ask prices are available, the Company values the option at the last traded price on the date of valuation. All resulting unrealized gains and losses are reflected in Member's Equity. The Company records transactions in securities on a trade-date basis.

Translation of Foreign Currencies

Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at rates of exchange on the date of valuation. Purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held. Such fluctuations are included in Member's Equity.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for United States federal, state and city income tax purposes; therefore, no tax provision has been made in the accompanying financial statement for United States federal, state and city income taxes.

The Company is responsible for paying taxes to the Japanese government, in connection with its branch office in Japan.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's Equity. The Company has not assessed any amounts related to the tax positions and related uncertainties.

Fixed Assets

Furniture, equipment and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

New Pronouncements

During the third quarter of 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification became the single source of authoritative U.S. generally accepted accounting principles ("GAAP"). The Codification does not create any new GAAP standards, but incorporates existing accounting and reporting standards into a new topical structure. Beginning with this annual report, the Company adopted the Codification. Other than the manner in which the Guidance is referenced, the adoption of the Codification did not have any impact on the Company's financial statement.

In May 2009, the FASB issued new Guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statement is issued or is available to be issued. The Guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.

3. Fair Value of Financial Instruments

As of December 31, 2009:

	Fair Value	Fair Value Hierarchy
Assets		
Equities	$ 3,243,223,217	Level 1
Equities	966,846,833	Level 2
Options	28,638,015	Level 1
Options	43,179,167	Level 2
Corporate bonds	124,842,683	Level 1
Corporate bonds	115,297,168	Level 2
Municipal bonds	36,693,872	Level 2
Government bonds	5,049,793	Level 2
Foreign sovereign bonds	18,666,109	Level 2
	$ 4,582,436,857	
Futures contracts included in Due from brokers	$ 3,916,086	Level 1
Contracts for differences included in Due from brokers	358,924	Level 2
	$ 4,275,010	

Liabilities			
Equities	$	3,453,912,846	Level 1
Equities		140,477,375	Level 2
Options		67,485,555	Level 1
Options		24,363,152	Level 2
Corporate bonds		125,228,520	Level 1
Corporate bonds		128,214,800	Level 2
Municipal bonds		13,692,140	Level 2
Government bonds		49,366,441	Level 1
Government bonds		67,161,987	Level 2
Foreign sovereign bonds		67,659,838	Level 2
	$	4,137,562,654	
Futures contracts included in Due from brokers	$	131,130	Level 1
Contracts for differences included in Due from brokers		1,607,106	Level 2
	$	1,738,236	

4. Due from brokers and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are provided by four brokers. At December 31, 2009, the amounts reflected in Due from brokers and securities owned and securities sold, but not yet purchased are from primarily two brokers.

Amounts due to and from brokers include cash and net amounts receivable for securities transactions that have not settled. They also include unrealized appreciation or depreciation from financial instruments and foreign currency translations. Amounts due to broker have been offset against amounts due from the same broker where the right of offset exists.

The securities held at the brokers serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, Securities owned and Securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts.

5. Related party transactions

The Company's Parent provides administrative services and pays payroll expenses on behalf of the Company. The total amount owed to the Parent at December 31. 2009 is reflected in the Due to Parent balance on the Statement of Financial Condition. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates, and these amounts are reflected in the Due from affiliates balance on the Statement of Financial Condition.

6. Regulatory requirements

As a registered broker-dealer and member of the NYSE-Arca, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, or an amount based on market-maker activity, as defined. At December 31, 2009, the Company had net capital of $344,553,873, which exceeded the requirement of $3,971,164 by $340,582,709.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

8. Derivative financial instruments

The Company's activities include the purchase and sale of options, futures, forward currency contracts, Contracts for Differences ("CFDs"), and other similar derivatives. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's Equity.

A CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the differences between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

Management believes that risks associated with derivates are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company may purchase and sell options on securities, currencies and commodities on national and international exchanges and over-the-counter markets. The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlying financial instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying financial instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset in whole or in part by any gain on the underlying financial instrument.

The Company trades futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and "cash" trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.

The fair value of derivative financial instruments as of December 31, 2009 and the volume of these financial instruments for the year ended December 31, 2009 are as follows:

	Derivative Fair Value at December 31, 2009		Volume*	
Derivative	Assets	Liabilities	Number of Contracts Underlying Financial Instruments	Number of Contracts
Indices	$ -	$ -		3,859,793
Equities	72,171,856	93,455,813	3,407,429,054	48,612,035
Commodities	4,251	-	15,618,875	1,077,278
Currencies	-	-	212,216,395,000	560
Futures**	3,916,086	131,130		

* The classification of volume amounts between the number of underlying securities and number of contracts is based upon product type.

** The fair value of the futures represents the fair value of all futures contracts which may include futures on currencies, indices and commodities.

9. Other risks related to financial instruments held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market maker. A market maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk, at a time of large, volatile moves may be greater than that suggested by the positions on the Company's financial statement.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative financial instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company effects a small number of transactions in the "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The Company does not have an internal credit function which evaluates the creditworthiness of its counterparties. The ability of the Company to transact business with any one or number of counterparties, the lack of any meaningful and independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Company.

The Company may trade "high yield" bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor

perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

10. Commitments

At December 31, 2009, the Company is obligated under three noncancelable operating leases for office space expiring at various times through May 2017. The leases contain provisions for escalations based on certain costs incurred by the lessors.

The combined future aggregate minimum rental commitments under the leases are as follows:

Year ending December 31,	
2010	$ 2,248,323
2011	2,229,339
2012	2,229,339
2013	2,229,339
2014	2,229,339
Thereafter	5,387,569
	$ 16,553,248

Rent expense has been allocated to affiliates.

11. Subsequent Events

The Company has evaluated events through February 27, 2010, the date that this financial statement was available to be issued.